                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 8

                                       to

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        CATELLUS DEVELOPMENT CORPORATION
                            (Name of Subject Company)


                         Common Shares, $0.01 par value
                         (Title of Class of Securities)


                                   149-111-106
                                   -----------
                                 (CUSIP Number)

                                 Sheryl Pressler
                            Chief Investment Officer
                          California Public Employees'
                               Retirement Systems
                          Lincoln Plaza, 400 "P" Street
                          Sacramento, California 95814
                             Tel. No. (916) 326-3828
                             -----------------------
                     (Name, Address and Telephone Number of
                          Persons Authorized to Receive
                           Notices and Communications)


                               September 13, 1996
                               ------------------
                          (Date of Event Which Requires
                            Filing of this Statement)



                               Page 1 of 11 Pages

                                  SCHEDULE 13D


CUSIP No.     149-111-106                                    PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 California Public Employees' Retirement System
                 I.R.S. I.D. No. 94-620-7465
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          37,757,250 shares
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            37,757,250 shares
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      37,757,250 shares
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              35.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              EP
--------------------------------------------------------------------------------

                               Page 2 of 11 Pages

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                  This Amendment No. 8 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed by California Public Employees' Retirement System ("CalPERS"), a governmental employee pension fund, which is a unit of the State and Consumer Services Agency of the State of California, with respect to the common stock, par value $0.01 per share (the "Common Stock") of Catellus Development Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment No. 8 have the meanings given to such terms in the Schedule 13D.

Item 2.           Identity and Background.

                  Information with respect to persons identified in Schedule A of Item 2 is amended as follows:

                  Information concerning the current executive officers and members of the Board of Administration of CalPERS is set forth in Schedule A to this Amendment No. 8. Each of such executive officers and members of the Board of Administration is a citizen of the United States.

                  To the best of the knowledge of the filing persons, no person named in Schedule A to this Amendment No. 8 during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.           Purpose of the Transaction.

                  Item 4 is amended by adding to the end thereof the following information:

                  During the period between September 1996 and April 1997, CalPERS converted a total of 1,405,702 shares of the $3.75 Series A Cumulative Convertible Preferred Stock of the Issuer (the "Series A Preferred Stock") into 7,757,645 shares of the Common Stock. CalPERS also received an aggregate of $18.42 in cash in lieu of fractional shares.

                  In July 1996, the Issuer called for redemption 950,000 shares or approximately $50 million of the Series A Preferred Stock. On September 13, 1996, CalPERS converted all of its 387,077 shares of the Series A Preferred Stock that were called for redemption and received in the aggregate 2,136,161 shares of the Common Stock and $7.90 in cash in lieu of fractional shares.


                               Page 3 of 11 Pages

                  In December 1996, the Issuer called for redemption an additional 475,000 shares or approximately $25 million of the Series A Preferred Stock. On January 1, 1997, CalPERS converted all of its 194,365 shares of the Series A Preferred Stock that were called for redemption and received in the aggregate 1,072,641 shares of the Common Stock and $4.29 in cash in lieu of fractional shares.

                  On February 5, 1997, the Issuer called for redemption an additional 1,720,000 shares or approximately $90 million of the Series A Preferred Stock. On March 18, 1997, CalPERS converted all of its 712,916 shares of the Series A Preferred Stock that were called for redemption and received in the aggregate 3,934,369 shares of the Common Stock and $4.98 in cash in lieu of fractional shares.

                  On March 24, 1997, the Issuer called for redemption of the remaining outstanding 250,000 shares or approximately $13 million of the Series A Preferred Stock. On April 17, 1997, CalPERS converted all of its remaining shares (111,344) of the Series A Preferred Stock and received in the aggregate 614,474 shares of the Common Stock and $1.25 in cash in lieu of fractional shares.

                  As a result of the conversions described above, CalPERS currently holds an aggregate of 37,757,250 shares of the Common Stock and no share of any other class of securities of the Issuer. CalPERS has sole power to vote and direct the vote and sole power to dispose of or direct the disposition of such shares.

                  On September 25, 1996, CalPERS executed and delivered a letter agreement between CalPERS and the Issuer (the "September Letter Agreement"). The September Letter Agreement provides, among other things, that CalPERS will maintain the confidentiality of information provided to CalPERS by the Issuer. The description of the terms and conditions of the September Letter Agreement is qualified in its entirety by reference to the text of such agreement, which is filed as Exhibit 14 hereto and incorporated herein by reference.

Item 5.           Interest in Securities of Issuer.

                  Item 5 is amended by adding to the end thereof the following information:

                  During the period between September 1996 and April 1997, CalPERS converted a total of 1,405,702 shares of the $3.75 Series A Cumulative Convertible Preferred Stock of the Issuer (the "Series A Preferred Stock") into 7,757,645 shares of the Common Stock. CalPERS also received an aggregate of $18.42 in cash in lieu of fractional shares.

                  In July 1996, the Issuer called for redemption 950,000 shares or approximately $50 million of the Series A Preferred Stock. On September 13, 1996, CalPERS converted all of its 387,077 shares of the Series A Preferred Stock that were called for redemption and received in the aggregate 2,136,161 shares of the Common Stock and $7.90 in cash in lieu of fractional shares.

                               Page 4 of 11 Pages

                  In December 1996, the Issuer called for redemption an additional 475,000 shares or approximately $25 million of the Series A Preferred Stock. On January 1, 1997, CalPERS converted all of its 194,365 shares of the Series A Preferred Stock that were called for redemption and received in the aggregate 1,072,641 shares of the Common Stock and $4.29 in cash in lieu of fractional shares.

                  On February 5, 1997, the Issuer called for redemption an additional 1,720,000 shares or approximately $90 million of the Series A Preferred Stock. On March 18, 1997, CalPERS converted all of its 712,916 shares of the Series A Preferred Stock that were called for redemption and received in the aggregate 3,934,369 shares of the Common Stock and $4.98 in cash in lieu of fractional shares.

                  On March 24, 1997, the Issuer called for redemption of the remaining outstanding 250,000 shares or approximately $13 million of the Series A Preferred Stock. On April 17, 1997, CalPERS converted all of its remaining shares (111,344) of the Series A Preferred Stock and received in the aggregate 614,474 shares of the Common Stock and $1.25 in cash in lieu of fractional shares. CalPERS has sole power to vote and direct the vote and sole power to dispose of or direct the disposition of such shares.

                  As a result of the conversions described above, CalPERS currently holds an aggregate of 37,757,250 shares of the Common Stock and no share of any other class of securities of the Issuer. CalPERS has sole power to vote and direct the vote and sole power to dispose of or direct the disposition of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is amended by adding to the end thereof the following information:

                  CalPERS has executed and delivered the September Letter Agreement, which among other things confirms that CalPERS will maintain the confidentiality of information provided to CalPERS by the Issuer. The description of terms of the September Letter Agreement is qualified in its entirety by reference to the text of such Agreement, which is filed as Exhibit 14 hereto and incorporated herein by reference.

Item 7.           Material to be filed as Exhibits.

                  Item 7 is amended by adding the following exhibit:

                  14. Letter agreement dated September 25, 1996 between CalPERS and the Issuer.


                               Page 5 of 11 Pages



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                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 1997           CALIFORNIA PUBLIC EMPLOYEES'
                                 RETIREMENT SYSTEM


                                 By:  /s/ SHERYL PRESSLER
                                    -------------------------------------
                                      Sheryl Pressler
                                 Title: Chief Investment
                                        Officer

                               Page 6 of 11 Pages



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                                   SCHEDULE A

                 CALIFORNIA PUBLIC EMPLOYEES' RETIREMENT SYSTEM



                  Listed below are the executive officers and members of the Board of Administration of the California Public Employees' Retirement System and their present principal occupations and residence or business addresses.

Executive Officers
------------------


James E. Burton                             Chief Executive Officer
                                            California Retirement Employees'
                                            Retirement System
                                            Lincoln Plaza
                                            400 "P" Street
                                            Sacramento, California 94229-2701

Sheryl Pressler                             Chief Investment Officer
                                            California Retirement Employees'
                                            Retirement System
                                            Lincoln Plaza
                                            400 "P" Street
                                            Sacramento, California  94229-2701


Members of the Board of
      Administration
-----------------------


Ronald L. Alvarado                          Executive Director
                                            Capital Area Development Authority
                                            1530 Capitol Avenue
                                            Sacramento, California 95814

Robert Carlson                              Retired
                                            2120 Lambeth Way
                                            Carmichael, California 95608

Thomas Clark                                Retired
                                            2267 Albury Avenue
                                            Long Beach, California 90815


                               Page 7 of 11 Pages

Kathleen Connell                           Controller of the State of California
                                           300 Capital Mall, 18th Floor
                                           Sacramento, California 95814

William Crist                              Professor of Economics
                                           California State University
                                           Stanislaus
                                           801 Monte Vista Avenue
                                           Turlock, California  95380

Michael Flaherman                          Economist
                                           Bay Area Rapid Transit
                                           800 Madison Street, Room 432
                                           Oakland, California 94657

Matt Fong                                  Treasurer of the State of California
                                           915 Capital Mall, Suite 110
                                           Sacramento, California 95814

William Rosenberg                          Retired
                                           555 Pierce Street, #721
                                           Albany, California  94706

Kurato Shimada                             Landscape/Grounds Custodial
                                           Supervisor
                                           Oak Grove School District
                                           6578 Santa Teresa Boulevard
                                           San Jose, California  95119

Joseph A. Thomas                           Pacific Mutual Life Insurance
                                           P.O. Box 8926
                                           Newport Beach, California 92658

David Tirapelle                            Director, Department of Personnel
                                           Administration
                                           North Building, Suite 400
                                           1515 S Street
                                           Sacramento, California 95814

Charles F. Valdes                          Attorney
                                           California Department of
                                           Transportation
                                           P.O. Box 1438
                                           Sacramento, California 95807



                               Page 8 of 11 Pages


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                                  EXHIBIT INDEX
                                  -------------



Number                                                              Page

14     Letter agreement dated September 25, 1996
       between CalPERS and the Issuer                               10



                               Page 9 of 11 Pages